

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

<u>Via E-mail</u>
Mr. Scott C. Mahan
Vice President, Finance & Operations and
Chief Financial Officer
BSQUARE Corporation
110 110th Avenue NE, Suite 200
Bellevue, WA 98004

     Re: **BSQUARE Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed March 25, 2010
           File No. 27687

Dear Mr. Mahan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           /s/ Patrick Gilmore

           Patrick Gilmore
           Accounting Branch Chief